SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Circle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17256R-105
(CUSIP Number)

Mitchell J. Nelson Atlas Real Estate Funds, Inc. 70 East 55th Street New York, New York 10022 Telephone: (212) 796-8199
(Name, address and telephone number of person authorized to receive notices and communications)

September 30, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 17256R-105	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 9,350,263
SHARES BENEFICIALLY	8	SHARED VOTING POWER 23,910,664
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 9,350,263
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 23,910,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,760,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,034,254
SHARES BENEFICIALLY	8	SHARED VOTING POWER 38,901,700
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,034,254
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 38,901,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,935,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%2
14	TYPE OF REPORTING PERSON IN

2 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Kanavos Dynasty Trust 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 11,056,870
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 11,056,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,056,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%3
14	TYPE OF REPORTING PERSON OO

3 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Brett Torino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 176,238
SHARES BENEFICIALLY	8	SHARED VOTING POWER 38,235,221
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 176,238
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 38,235,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,411,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%4
14	TYPE OF REPORTING PERSON IN

4 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 28,370,677
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 28,370,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,370,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%5
14	TYPE OF REPORTING PERSON OO

5 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS TS 2013 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 9,864,544
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 9,864,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,864,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%6
14	TYPE OF REPORTING PERSON OO

6 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 5,501,611
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 5,501,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,501,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%7
14	TYPE OF REPORTING PERSON CO

7 See Item 5(a) herein.

CUSIP No.	SCHEDULE 13D	Page 9 of 16 Pages

This Amendment No. 22 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Circle Entertainment Inc. (formerly known as FX Real Estate and Entertainment Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 13 filed with the SEC on April 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 14 filed with the SEC on April 23, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 15 filed with the SEC on May 6, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 16 filed with the SEC on June 8, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 17 filed with the SEC on July 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 18 filed with the SEC on August 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 19 filed with the SEC on October 1, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 20 filed with the SEC on December 3, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 21 filed with the SEC on September 22, 2011 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB, Atlas and the Kanavos Dynasty Trust 2011 (“KDT”) (as amended, the “Statement”).  This Amendment No. 22 is being filed by Sillerman, Kanavos, KDT, Torino, TTERB, Atlas and TS 2013 LLC (“TS”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 22.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Sillerman, Holdings, Kanavos, KDT, Torino, TTERB, TS and Atlas (collectively, the “Reporting Persons”) have entered into a Fourth Amended and Restated Joint Filing Agreement, dated October 2, 2013, a copy of which has been filed as Exhibit 26 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended to add the following information:

(a), (b), (c), (d), (e) and (f). TS is a limited liability company of which ONIROT is the sole member. Torino is the sole trustee of ONIROT. As the sole trustee of ONIROT, which is the sole member of TS, Torino exercises voting and investment power over the shares of Common Stock held by TS. TS was organized in the State of Nevada and its business address is 4455 Wagon Trail Avenue, Las Vegas, Nevada 89118. To the knowledge of the Reporting Persons, TS has neither, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following information:

On September 30, 2013, TS and The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P. (collectively, the “Huff Funds”) entered into a securities purchase and sale agreement (the “Purchase Agreement”) pursuant to which TS purchased from the Huff Funds in a private transaction (i) an aggregate of 7,781,209 shares of Common Stock at a purchase price of $0.025 per share, (ii) an aggregate of 1,041,667 common stock purchase warrants to purchase up to 1,041,667 shares of Common Stock at an exercise price of $0.07 per share for a purchase price of $0.00263 per warrant, (iii) an aggregate of 1,041,667 common stock purchase warrants to purchase up to 1,041,667 shares of Common Stock at an exercise price of $0.08 per share for a purchase price of $0.00263 per warrant and (iv) one share of Issuer Non-Voting Designated Preferred Stock for $0.00263 (which share of Non-Voting Designated Preferred Stock the Issuer immediately converted into a single share of Common Stock by reason of exercising its right of conversion thereof as a result of TS’s purchase of the shares of Common Stock in above clause (i)).  TS purchased these securities with cash on hand.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 10 of 16 Pages

Item 4.	Purpose of the Transaction.

                Item 4 of the Statement is hereby amended to add the following information:

TS  purchased the securities in the private transaction described in Item 3 above for investment purposes.  No Reporting Person has any present plan or proposal which relates to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons intends to continue to review its investment in the Issuer, and will explore alternative ways to maximize its return on such investment.  In this connection, some of the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer concerning the future plans of the Issuer in light of the fact that the Issuer does not currently generate any revenue from its location-based entertainment line of business, the Issuer has significant capital and financing requirements to develop and commercialize its location-based entertainment line of business with virtually no sources of funding, certain of the Reporting Persons are the Issuer’s largest creditors and the Issuer has expressed doubt about its ability to continue as a going concern.  Accordingly, one or more of the Reporting Persons may in the future take actions with respect to their investment in the Issuer that may result in formulating a plan or proposal which relates to or would result in one or more of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (c) thereof:

(a) As of the date of this Statement:

Sillerman beneficially owns (i) directly 14,103,806 shares of Common Stock (consisting of: (A) 8,850,263 shares of Common Stock owned by Sillerman; (B) 250,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $5.00 per share; (C) 856,531 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2335 per share8; (D) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.2919 per share; (E) 369,913 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.2433 per share9; (F) 888,011 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.3041 per share; (G) 171,606  shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman and his spouse, as joint tenants, that are convertible at $0.1923 per share10;

8 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

9 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) April 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $2.02 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

10The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) June 4, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.60 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 11 of 16 Pages

 (H) 411,984 shares of Common Stock issuable upon the exercise of warrants held by Sillerman and his spouse that are presently exercisable at $0.2403 per share; and (I) 250,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $6.00 per share); and (ii) indirectly 18,657,121 shares of Common Stock (consisting of:  (A) 4,423,264 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (B) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (C) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; (D) 151,099 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2184 per share11; (E) 362,637 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.273 per share; (F) 257,732 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2328 per share12; (G) 618,557 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.291 per share; (H) 238,435 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2097 per share13; (I) 572,410 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2621 per share; (J) 210,630 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.1614 per share14;

11 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) February 11, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.82 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

12 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 5, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.94 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

13 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) May 3, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.74 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

14 The Series A Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series A Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) July 7, 2015 the Series A Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.34 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series A Convertible Preferred Shares at the then current stated value. The Series A Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 12 of 16 Pages

(K) 505,575 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2018 per share; (L) 260,552 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.1919 per share15; (M) 625,390 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2399 per share; (N) 560,600 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.2107 per share16; (O) 1,138,952 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.2634 per share; (P) 18,023 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by Sillerman’s spouse that are convertible at $0.4622 per share17; (Q) 43,250 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.5778 per share; and (R) 5,501,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 41.4% of the 79,061,950 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 13,985,789 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares, Series B Convertible Preferred Shares and warrants.

15 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) August 17, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.59 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

16 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) September 27, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.75 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

17 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) March 7, 2016 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $3.85 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 13 of 16 Pages

Kanavos beneficially owns (i) directly 23,377,473 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 11,619,273 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share;  (E) 100,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $5.00 per share; (F) 100,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $6.00 per share; (G) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; (H) 151,099 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2184 per share18; (I) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (J) 257,732 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2328 per share19; (K) 856,531 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2335 per share20; (L) 369,913 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2433 per share21; (M) 238,435 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.2097 per share22; (N) 572,410 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2621 per share; (O) 171,606 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse, as joint tenants, that are convertible at $0.1923 per share23; (P) 411,984 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2403 per share; (Q) 210,630 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.1614 per share24;  (R) 505,575 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2018 per share; (S) 260,552 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.1919 per share25; (T) 625,390 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2399 per share; (U) 560,600 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.2107 per share26; (V) 1,138,952 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.2634 per share; (W) 18,023 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by Kanavos and his spouse that are convertible at $0.4622 per share27; and (X) 43,250 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.5778 per share; and (ii) indirectly 16,558,481 shares of Common stock (consisting of: (A) 5,556,870 shares of Common Stock held by KDT; (B) 362,637 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.273 per share; (C) 618,557 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.291 per share; (D) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.2919 per share; (E) 888,011 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.3041 per share; (F) 436,345 shares of Common Stock issuable upon the exercise of warrants held by KDT that are presently exercisable at $0.2621 per share; and (G) 5,501,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 49.0% of the 81,480,107 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 16,403,946 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series A Convertible Preferred Shares, Series B Preferred Shares and warrants.  Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.

18 See Note 11.

19 See Note 12.

20 See Note 8.

21 See Note 9.

22 See Note 13.

23 See Note 10.

24See Note 14.

25 See Note 15.

26 See Note 16.

27See Note 17.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 14 of 16 Pages

Torino beneficially owns (i) directly 176,238 shares of Common Stock (consisting of 176,238 shares of Common Stock owned of record by Torino) and (ii) indirectly 38,235,221 shares of Common Stock (consisting of:  (A) 7,240,419 shares of Common Stock owned of record by TTERB; (B) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; (E) 151,099 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2184 per share28; (F) 362,637 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.273 per share; (G) 257,732 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2328 per share29; (H) 618,557 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.291 per share; (I) 856,531 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2335 per share30; (J) 2,055,498 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2919 per share; (K) 369,913 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2433 per share31; (L) 888,011 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.3041 per share; (M) 238,435 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.2097 per share32; (N) 572,410 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2621 per share; (O) 171,606 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.1923 per share33; (P) 411,984 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2403 per share; (Q) 210,630 shares of Common Stock issuable upon the conversion of the Issuer’s Series A Convertible Preferred Shares held by TTERB that are convertible at $0.1614 per share34; (R) 505,575 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2018 per share; (S) 260,552 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by TTERB that are convertible at $0.1919 per share35; (T) 625,390 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2399 per share; (U) 560,600 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preferred Shares held by TTERB that are convertible at $0.2107 per share36; (V) 1,138,952 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.2634 per share; (W) 43,250 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.5778 per share; (X) 18,023 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by TTERB that are convertible at $0.4622 per share37; (Y) 7,781,210 shares of Common Stock held by TS; (Z) 1,041,667 shares of Common Stock issuable upon the exercise of warrants held by TS that are presently exercisable at $0.07 per share; (AA) 1,041,667 shares of Common Stock issuable upon the exercise of warrants held by TS that are presently exercisable at $0.08 per share; and (BB) 5,501,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 46.4% of the 82,788,142 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 17,711,981 shares of Common Stock issuable upon exercise of the aforesaid Series A Convertible Preferred Shares, Series B Preferred Shares and warrants.

28 See Note 11.

29 See Note 12.

30 See Note 8.

31 See Note 9.

32 See Note 13.

33 See Note 10.

34 See Note 14.

35See Note 15.

 See Note 16.

37 See Note 17.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 15 of 16 Pages

Atlas beneficially owns 5,501,611 shares of Common Stock, which represents approximately 8.5% of the 65,076,161 shares of Common Stock outstanding as of the date of this Statement.  Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.

(b) As of the date of this Statement:

Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman possesses sole voting power and sole dispositive power over 9,350,263 shares of Common Stock and possesses shared voting power and dispositive power over 23,910,664 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,034,254 shares of Common Stock and possesses shared voting power and dispositive power over 38,901,700 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by KDT, KDT possesses shared voting power and dispositive power over 11,056,870 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 176,238 shares of Common Stock and possesses shared voting power and dispositive power over 38,235,221shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by TTERB, TTERB  possesses shared voting power and dispositive power over 28,370,677 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by TS, TS possesses shared voting power and dispositive power over 9,864,544 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,501,611 shares of Common Stock.

(c) Except for the private transaction described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information:

As reported in Item 3 above, on September 30, 2013, TS and the Huff Funds entered into the Purchase Agreement pursuant to which TS purchased, among other securities, an aggregate of 1,041,667 common stock purchase warrants to purchase up to 1,041,667 shares of Common Stock at an exercise price of $0.07 per share and an aggregate of 1,041,667 common stock purchase warrants to purchase up to 1,041,667 shares of Common Stock at an exercise price of $0.08 per share.  These common stock purchase warrants expire on September 4, 2016, are immediately exercisable, are subject to anti-dilution protection for stock splits and similar events and are identical in all respects except for their exercise prices. The foregoing description of these common stock purchase warrants is qualified in its entirety by reference to the text of the common stock purchase warrants, the form of which was previously filed herewith as Exhibit 15 and is incorporated herein by reference.  The Purchase Agreement is filed herewith as Exhibit 25 and is incorporated herein by reference.

On October 2, 2013, the Reporting Persons entered into a Fourth Amended and Restated Joint Filing Agreement. A copy of the Fourth Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 26 and is incorporated herein by reference.
Item 7.	Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit Number	Description

25	Securities Purchase and Sale Agreement dated as of September 30, 2013 by and between TS 2013 LLC and The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P.

26
Fourth Amended and Restated Joint Filing Agreement dated October 2, 2013 by and among Robert F.X. Sillerman, Paul C. Kanavos, Kanavos Dynasty Trust 2011, Brett Torino, TTERB Living Trust, TS 2013 LLC and Atlas Real Estate Funds, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2013		/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: October 2, 2013		/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: October 2,, 2013		Kanavos Dynasty Trust 2011

Deutsche Bank Trust Company Delaware, as Trustee

	By:	/s/ Donna G. Mitchell
Name: Donna G. Mitchell
Title: Vice President

/s/ Edward A. Reznick
Name: Edward A. Reznick
Title: President

Dated: October 2, 2013		/s/ Brett Torino
Brett Torino

Dated: October 2, 2013		TTERB Living Trust

/s/ Brett Torino
	By:	Brett Torino, as Trustee

Dated: October 2, 2013		TS 2013 LLC

	By:	Onirot Living Trust dated
6/20/2000 (Member)

/s/ Brett Torino
	By:	Brett Torino, as Trustee

Dated: October 2, 2013		Atlas Real Estate Funds, Inc.

	By:	/s/ Paul Kanavos
Name: Paul Kanavos
Title: President